Exhibit 99.54

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD PROVIDES A PRODUCTION UPDATE

FOR LUNA GOLD’S AURIZONA MINE

Vancouver, British Columbia, July 5 , 2011 — Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V: SSL) announces an operational update at the Aurizona Mine (“Aurizona”), owned and operated by Luna Gold Corp. (“Luna”) (TSX-V: LGC).

During the second quarter, Luna’s performance had mixed results with lower than forecast production being offset by success in rebuilding the operational team and excellent results in exploration. Luna’s management team has developed plans to deliver feasibility levels of gold production and is currently executing this plan. The new management team includes a Vice President Operations, a General Manager and a Mining Manager.

Luna management and consulting engineers have identified major and minor modifications required to achieve reliable and consistent feasibility design performance. Plant improvements and upgrades will proceed progressively while production continues. In April, Aurizona underwent a planned shutdown to complete an upgrade to the SAG mill and other plant modifications necessary to ramp up production to feasibility levels. The upgrade was completed in 19 days and during May and June operational staff progressively increased throughput and recoveries to deliver consistent and reliable production for the future of the operation.

The production results for Q2 demonstrate a positive upward trend in all key indicators, particularly tonnes throughput, grade and gold produced. Ramping up to feasibility target production of 4,500 to 5,000 ounces of gold per month by Q3 and Q4 will require an 18% increase in mill throughput and a 24% increase in recoveries. Luna management plans for feasibility targets to be achieved in Q3 and produced consistently in Q4.

Production results for Q2 were as follows:

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1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

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	Apr 11	May 11	Jun 11	Q2 11

Mined waste – tonnes	5,239	-	5,759	10,998
Mined ore – tonnes	4,114	-	108,138	112,252
Ratio of Ore to Waste	1:1.29	-	1:0.05	1:0.1
Ore Grade mined – g/t	1.37	-	1.25	1.25
Processed ore – tonnes	32,465	82,654	95,416	210,526
Average grade processed – g/t	1.02	1.32	1.31	1.27
Average recovery rate %	63	61	69	65
Gold produced (ounces)	671	2,123	2,766	5,560
Gold sold (ounces)	3,215	691	3,018	6,924

Note: Production numbers are preliminary and subject to final adjustment.

Luna is engaged in an aggressive exploration program at Aurizona and currently has seven drills in operation to increase measured and indicated resources. To date, assay results from 39 holes totalling 10,666 meters have been received with all drill holes intersecting considerable zones of gold mineralization. The deposit remains open at depth on all sections and Luna has extended the current drill program by 20,000 metres. Luna is on target to deliver a resource update in Q4, 2011.

For more information visit the Luna website at www.lunagold.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp. and Metanor Resources Inc. For more information visit: http://www.sandstormgold.com.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM

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Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility and competition. For additional discussion of risk factors, please refer to the Company’s short-form prospectus dated October 13, 2010 which is available on www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1165
1050 - 625 Howe Street,	TSX.V: SSL
Vancouver, BC V6C 2T6 Canada	SANDSTORMGOLD.COM